Filed Pursuant to Rule 424(B)(3)
Registration No. 333-127644
PROSPECTUS

Cyalume technologies holdings, inc.

8,550,000 Shares of Common Stock
731,250 Common Stock Purchase Warrants

This prospectus relates to 7,087,500 shares of common stock, par value $0.001 per share, of Cyalume Technologies Holdings, Inc. (“Cyalume Holdings” or the “Company” or “we,” “us” or similar words), which are issuable upon the exercise of outstanding common stock purchase warrants issued in our initial public offering pursuant to a prospectus dated April 25, 2007.

This prospectus also relates to the issuance of the following securities issuable upon exercise of the unit purchase option granted to such representative in our initial public offering: (i) 731,250 shares of common stock, par value $0.001 per share, (ii) 731,250 common stock purchase warrants and (iii) 731,250 shares of common stock issuable upon the exercise of the representative’s common stock purchase warrants.

In order to obtain the shares of common stock, the holders of the common stock purchase warrants must pay an exercise price of $5.00 per share.  The holder of the unit purchase option must pay an exercise price of $8.80 per unit in order to receive the common stock and common stock purchase warrants underlying the unit.  The common stock purchase warrants underlying the underwriters’ unit purchase option is $5.50 per share.  We will receive the proceeds from the exercise of all of the common stock purchase warrants and the underwriters’ unit purchase option, including the common stock purchase warrants exercised by the representative and its designees.

Our common stock, common stock purchase warrants and units are traded on the Over-the-Counter Bulletin Board under the symbols “CYLU,” “CYLUW” and “CYLUU,” respectively.  On  January 29, 2009, the closing sale price of the common stock, warrants and units was $9.48, $2.10 and $13.50, respectively.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is February 9, 2009

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	2
PROSPECTUS SUMMARY	3
FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	5
USE OF PROCEEDS	5
DETERMINATION OF OFFERING PRICE	6
PLAN OF DISTRIBUTION	6
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	6
LEGAL MATTERS	6
EXPERTS	6

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and in an applicable prospectus supplement, if any, or in any amendment to this prospectus. We have not authorized any other person to provide you with different information, and if anyone provides, or has provided, you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we filed previously with the SEC and incorporated herein by reference is accurate only as of the date of the document containing the information.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC.  You should rely only on the information contained in this prospectus or incorporated by reference.  We have not authorized anyone else to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read, without charge, and copy the documents we file with the SEC at the SEC’s public reference room at 100 F Street, NE in Washington, D.C.  The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form S-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.

PROSPECTUS SUMMARY

The Company

We were formed on July 19, 2005 as a blank check company under the name “Vector Intersect Security Acquisition Corporation” in order to serve as a vehicle for the acquisition of an operating business through a merger, capital stock exchange, asset acquisition or other similar business combination, and we completed an initial public offering of our securities in May 2007.

On February 14, 2008, the Company, its wholly-owned subsidiary Cyalume Acquisition Corp. (“Acquisition Subsidiary”), Cyalume Technologies, Inc. (“Cyalume Technologies”) and GMS Acquisition Partners Holdings, LLC (“GMS Acquisition”), the sole stockholder of Cyalume Technologies entered into a stock purchase agreement pursuant to which Acquisition Subsidiary would acquire all of the outstanding stock of Cyalume Technologies.  The stock purchase agreement was amended on October 22, 2008, December 17, 2008 and December 18, 2008 (as amended, the “Stock Purchase Agreement”).  Cyalume Technologies primarily produces products based on a technology whereby light is generated through a chemical reaction, known as chemiluminescence.  On December 19, 2008, our stockholders voted to approve the acquisition, the acquisition was consummated, we changed our name from “Vector Intersect Security Acquisition Corporation” to “Cyalume Technologies Holdings, Inc.”, and we merged Acquisition Subsidiary into Cyalume Holdings.  As a result, Cyalume Holdings owns 100% of the stock of Cyalume Technologies. Holders of 989,647 shares issued in our initial public offering elected to have their shares redeemed.

Pursuant to terms of the Stock Purchase Agreement, at the closing of the acquisition GMS Acquisition received:

▪	$40,346,276 for repayment of indebtedness of Cyalume Technologies;

▪	$425,000 in partial payment of Cyalume’s unpaid acquisition expenses;

▪	6,430,928 shares of the Company’s common stock (based upon an agreed upon value of $7.97 per share); and

▪	$30,164,241 in cash

At the closing of the acquisition, the Company also paid (i) SMH Capital Inc. 150,000 shares of common stock (at an agreed upon value of $8.00 per share) in lieu of $1,200,000 in cash that SMH Capital Inc. was to receive as a finder’s fee, (ii) $3,500 in fees to the escrow agent holding certain shares issued to GMS Acquisition, (iii) $400,000 in fees to the Company’s counsel, in partial payment of accrued legal fees, and (iv) to Rodman & Renshaw, LLC (“Rodman”), in partial payment of $2,068,065 of deferred underwriting expenses (x) $250,000 in cash and (y) 93,750 shares of common stock (having an aggregate value of $750,000 at the agreed upon value of $8.00 per share).  The Company has agreed to pay approximately $925,000 of remaining acquisition expenses to counsel.

On December 31, 2008, the Company entered into an unsecured promissory note in the principal amount of $1,818,065 in favor or Rodman, which subsequently returned its stock certificate for 93,750 shares of common stock.  The initial principal balance of the promissory note represents all amounts due and payable by the Company to Rodman as of the date of issuance.

A summary of our business and operations is included in our definitive proxy statement filed with the SEC on December 4, 2008 which is incorporated herein by reference.

Our principal executive offices are located at 96 Windsor Street, West Springfield, MA 01089.  The telephone number at our executive office is  (413) 858-2500.  Our operating subsidiary maintains a website at www.cyalume.com. The information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

The Offering

Securities offered
731,250 warrants underlying a unit purchase option and 8,550,000 shares of common stock, consisting of (i) shares of common stock underlying warrants to purchase 7,087,500 shares with an exercise price of $5.00 per share, (ii) 731,250 shares of common stock included as part of the units underlying the underwriters’ unit purchase option, and (iii) 731,250 shares of common stock underlying the warrants included as part of the units underlying the underwriters’ unit purchase option. The warrants expire on April 25, 2012.

Common Stock:

Number of shares outstanding before this offering	13,124,902

Number of shares to be outstanding after this offering	21,674,902 (assuming the exercise of the underwriters’ unit purchase option and the warrants, including the 731,250 warrants underlying the unit purchase option)

Offering proceeds
We will not receive any amounts pursuant to this offering unless the warrants or the underwriters’ unit purchase options are exercised.  Assuming the exercise of the underwriters’ unit purchase option and all the warrants, and further assuming that none of such exercise is effected on a “cashless” basis, we will receive gross proceeds of $39,459,384. We intend to use the proceeds, if any, from the exercise of the common stock purchase warrants and the underwriters’ unit purchase option for working capital, operating expenses and other general corporate purposes. If we have indebtedness at the time the common stock purchase warrants and the underwriters’ unit purchase option are exercised, we may also use proceeds to repay indebtedness. We may also use the proceeds to acquire other companies.

OTC Bulletin Board Symbol of Common Stock	CYLU

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, the safe-harbor provisions of that act do not apply to statements made in this prospectus. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition or state other "forward-looking" information.

We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	outcomes of government reviews, inquiries, investigations and related litigation;
•	continued compliance with government regulations;
•	legislation or regulatory environments, requirements or changes adversely affecting the business in which we are engaged;
•	fluctuations in client demand;
•	management of rapid growth;
•	general economic conditions;
•	our business strategy and plans; and
•	the results of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we do not undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

A discussion of the risk factors relating to an investment in us is included in our proxy statement filed with the Commission on December 4, 2008, which is incorporated herein by reference. You should carefully consider the risk factors discussed in the proxy statement, together with all of the other information included in this prospectus, before you decide whether to exercise your warrants.

USE OF PROCEEDS

We will not receive any amounts pursuant to this offering unless the common stock purchase warrants or the underwriters’ unit purchase options are exercised.  Assuming the exercise of the underwriters’ unit purchase option and all the common stock purchase warrants, and further assuming that none of such exercise is effected on a “cashless” basis, we will receive gross proceeds of $39,459,384.  We intend to use the proceeds, if any, from the exercise of the common stock purchase warrants and the underwriters’ unit purchase option for working capital, operating expenses and other general corporate purposes. If we have indebtedness at the time the common stock purchase warrants are exercised, we may also use proceeds to repay indebtedness. We may also use the proceeds to acquire other companies. There is no assurance that the holders of the unit purchase option or the common stock purchase warrants will elect to exercise any or all of the unit purchase option or the common stock purchase warrants.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of common stock offered hereby is determined by reference to the exercise price of the applicable security. The exercise price of the 7,087,500 public common stock purchase warrants is $5.00 per share, while the exercise price of the 731,250 common stock purchase warrants underlying the underwriters’ unit purchase option is $5.50 per share and the exercise price of the unit purchase option is $8.80.  Each offering price was determined at the time of our initial public offering.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, shares of common stock will be distributed to those common stock purchase warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price through their brokers to our warrant agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.  Pursuant to the terms of the underwriters’ unit purchase options, shares of common stock and warrants will be distributed to those option holders who surrender the certificates representing the warrants and provide payment of the exercise price to us at our offices.  We do not know if or when the common stock purchase warrants or underwriters’ unit purchase option will be exercised.  We also do not know whether any of the shares acquired upon exercise will be sold.

LEGAL MATTERS

The validity of the securities offered in this prospectus were passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The consolidated balance sheets of Cyalume Technologies, Inc. and its subsidiary as of December 31, 2007 and December 31, 2006 and the related consolidated statements of operations, changes in stockholder’s equity (deficit), and cash flows for the year ended December 31, 2007 and for the period from January 24, 2006 to December 31, 2006 appearing in the Company’s proxy statement filed with the Commission on December 4, 2008 have been audited by CCR LLP (formerly knows as Carlin, Charron & Rosen, LLP), independent registered public accounting firm, as set forth in their report incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Vector Intersect Security Acquisition Corp. (a corporation in the development state) of December 31, 2007 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2007 and the period from July 19, 2005 (inception) to December 31, 2007 appearing in the Company’s proxy statement filed with the Commission on December 4, 2008, have been audited by Miller, Ellin & Company, LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein.  Such financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Vector Intersect Security Acquisition Corp. (a corporation in the development stage) as of December 31, 2006 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the year then ended and appearing in the Company’s proxy statement filed with the Commission on December 4, 2008 have been audited by Goldstein Golub Kessler LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

▪	our Annual Report on Form 10-K for the fiscal period ended December 31, 2007;

▪	our Quarterly Reports on Form 10-Q for the fiscal periods ended March 31, 2008, June 30, 2008 and September 30, 2008;

▪
our Current Reports on Form 8-K dated February 14, 2008, April 28, 2008, July 9, 2008, August 7, 2008, September 5, 2008, September 15, 2008, September 22, 2008, November 5, 2008, December 10, 2008, December 17, 2008 and December 31, 2008 (although nothing herein shall be construed to incorporate by reference any item or exhibit of any Form 8-K hereinabove listed that has been furnished but not filed);

▪
our Definitive Proxy Statement dated December 3, 2008 and filed December 4, 2008, Supplement No. 1 dated December 15, 2008 to Proxy Statement dated December 3, 2008 and Supplement No. 2 dated December 18, 2008 to Proxy Statement dated December 3, 2008; and

▪	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering of securities.

Potential investors may obtain a copy of any of the agreements summarized herein (subject to certain restrictions because of the confidential nature of the subject matter) or any of our SEC filings without charge by written or oral request directed to Derek Dunaway, President, Cyalume Technologies Holdings, Inc., 96 Windsor Street, West Springfield, Massachusetts, 01089.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

INDEMNIFICATION

Our certificate of incorporation provides that the Company, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. It further provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized thereby.

Our bylaws provide the Company with the power to indemnify its officers, directors, employees and agents or any person serving at the Company’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

8,550,000 Shares of Common Stock
731,250 Common Stock Purchase Warrants

CYALUME TECHNOLOGIES HOLDINGS, INC.

Prospectus